

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Kevin S. Cavanah
Chief Financial Officer
Matrix Service Company
5100 E. Skelly Drive, Suite 500
Tulsa, OK 74135

      Re: Matrix Service Company
          Form 10-K for the Fiscal Year Ended June 30, 2021
          Filed September 13, 2021
          File No. 001-15461

Dear Mr. Cavanah:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction